   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 1997


                                                       REGISTRATION NO. 33-59013
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                       POST-EFFECTIVE AMENDMENT NO. 5 TO
                              FORM S-1 ON FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            WALTER INDUSTRIES, INC.
               (Exact name of registrant as specified in charter)

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)

                                      6711
                          (Primary Standard Industrial
                          Classification Code Number)

                                   13-3429953
                                 (IRS Employer
                             Identification Number)

                         ------------------------------

                         1500 NORTH DALE MABRY HIGHWAY
                                TAMPA, FL 33607
                                 (813) 871-4811
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                             EDWARD A. PORTER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            WALTER INDUSTRIES, INC.
                         1500 NORTH DALE MABRY HIGHWAY
                                TAMPA, FL 33607
                                 (813) 871-4811
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

         COPY OF ALL COMMUNICATIONS, INCLUDING SERVICE OF PROCESS, TO:

                             PETER J. GORDON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NY 10017-3909
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                               29,270,227 SHARES

                            WALTER INDUSTRIES, INC.

                                  COMMON STOCK


    This Prospectus relates to the offering from time to time of up to 29,270,227 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), that were issued by Walter Industries, Inc. (the "Company" or "Walter Industries"), a Delaware corporation formerly named Hillsborough Holdings Corporation, to certain former creditors and stockholders of the Company and its subsidiaries pursuant to the Company's Amended Joint Plan of Reorganization dated as of December 9, 1994, as modified on March 1, 1995 (as so modified, the "Plan of Reorganization"), under Section 1123(a) of the United States Bankruptcy Code (the "Bankruptcy Code") or, in the case of Channel One Associates, L.P., were purchased in the open market. The Plan of Reorganization became effective on March 17, 1995 (the "Effective Date of the Plan of Reorganization"). Pursuant to the Plan of Reorganization, 50,494,313 shares of Common Stock, including the Shares, were issued at that time.


    The Shares may be sold to the public from time to time by certain holders thereof (the "Selling Security Holders") in the amount and in the manner described herein or as may be set forth in a Prospectus Supplement accompanying this Prospectus. The Company will receive no proceeds from the sale of any of the Shares by any of the Selling Security Holders. See "Plan of Distribution."

                            ------------------------

    SEE "CERTAIN RISK FACTORS" FOR INFORMATION CONCERNING CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN ANY OF THE SHARES.


    The Company's Common Stock is listed on The New York Stock Exchange, Inc. (the "NYSE") under the symbol "WLT". On December 26, 1997, the last reported sale price of the Common Stock on the NYSE was $20 3/8 per share.


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                The date of this Prospectus is December  , 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports, proxy solicitation materials and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. Such reports and other information also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus, which forms a part of such Registration Statement, does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to such Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Any interested parties may inspect such Registration Statement, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed by the Commission. Such Registration Statement also can be inspected at the offices of National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sales made hereunder or thereunder shall under any circumstances create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof.

         PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT


    This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that is based on the beliefs of the management of the Company, as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. For a discussion of such risks, see "Certain Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (File No. 000-20537), as amended by Amendment No. 1 thereto on Form 10-K/A, the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997, the Company's Current Report on Form 8-K filed with the Commission on October 30, 1997 and Amendment No. 1 thereto on Form 8-K/A filed with the Commission on December 29, 1997, each filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference.


    All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Walter Industries, Inc., Attention: David L. Townsend, Vice President--Administration, 1500 North Dale Mabry Highway, Tampa, FL 33607, Telephone (813) 871-4811.

                                  THE COMPANY

GENERAL


    The Company is a diversified holding company with five operating groups:
Homebuilding and Financing, Energy Services, Water Transmission Products, Natural Resources and Industrial Products. A brief description of the Company's five major operating groups follows.


    The Homebuilding and Financing Group sells, constructs on the customer's site, and finances detached, single-family, partially finished homes. Sales are made in approximately 24 states, primarily in the southern part of the United States. Substantially all of the sales are made on credit provided by the Group. A credit purchaser must provide his own land and give a first mortgage or deed of trust to secure payment of the purchase price of the home.


    The Energy Services Group, through its Carbon Products Division, is a leading international provider of products and out-sourcing services to both the petroleum industry and to the steel, foundry and aluminum industries. The Energy Services Group, through its Metals Division, is also is a leading supplier of ferrosilicon in the southeastern United States. See "Recent Business Developments."


    The Water Transmission Products Group is one of the largest domestic manufacturers of ductile iron pressure pipes and fittings. The Group also manufactures valves, hydrants, fittings and castings.

    The Natural Resources Group engages in coal mining and a related degasification program. The Group owns four coal mines in Alabama and has the capacity to produce a total of 9.7 million tons of coal annually. The Group produced 7.6 million tons of coal in fiscal 1997. A substantial portion of this output is sold under long-term contracts and the balance is used internally to produce furnace and foundry coke or sold to other customers on a short-term contract or spot market basis. The Company does not consider itself to be a significant factor in the domestic or international coal markets.

    The Industrial Products Group produces furnace and foundry grades of coke, specialty chemicals, slag wool products, aluminum sheet, aluminum foil, window components, fireplace products and accessories, municipal and original equipment manufacturer castings, patterns, tooling and resin-coated sand.

    The Company's executive offices are located at 1500 North Dale Mabry Highway, Tampa, Florida 33607. The Company's telephone number is (813) 871-4811.

RECENT HISTORY

    The Company was organized in August 1987 by a group of investors led by Kohlberg Kravis Roberts & Co., L.P. ("KKR") for the purpose of acquiring Jim Walter Corporation, a Florida corporation ("Original Jim Walter"), pursuant to a leveraged buyout (the "LBO"). Following its organization, the Company organized and acquired all of the outstanding shares of capital stock of a group of direct and indirect wholly owned subsidiaries, including Hillsborough Acquisition Corporation ("HAC"). On September 18, 1987, HAC acquired approximately 95% of the outstanding shares of common stock of Original Jim Walter pursuant to a cash tender offer (the "Tender Offer"). On January 7, 1988, (i) Original Jim Walter merged (the "Merger") into HAC (which changed its name to Jim Walter Corporation), (ii) HAC distributed substantially all of its assets (principally excluding the stock of The Celotex Corporation ("Celotex") and several other subsidiaries of Original Jim Walter) to a parent corporation of HAC (which was merged into the Company on April 1, 1991) in redemption of all of the shares of capital stock of HAC owned by such parent corporation, (iii) HAC merged into its other stockholder, another indirect wholly owned subsidiary of the Company, and
(iv) the surviving corporation of such merger changed its name to Jim Walter Corporation (and is hereinafter referred to as "J-II" or "Jim Walter Corporation").

    Following the Merger and prior to the commencement of the Chapter 11 Cases (as defined below), the Company undertook a program of corporate reorganizations and asset dispositions, which were contemplated by all of the debt agreements entered into in connection with the Tender Offer and the

Merger. Pursuant to this program the Company restructured and/or disposed of certain of the businesses of Original Jim Walter, including the disposition in April 1988 of all of the stock of the parent corporation of J-II.

    Also during this time, the Company and certain of its subsidiaries and certain of their former and current directors and officers, stockholders and other persons and entities which were parties to or beneficiaries of indemnification agreements and other indemnification obligations of the Company and its subsidiaries (the "Indemnitees") were named as co-defendants in lawsuits (the "Veil Piercing Litigation") brought by or on behalf of thousands of persons ("Asbestos Claimants") claiming asbestos-related damages against Celotex alleging, among other things, that (i) Original Jim Walter, its successors and other entities, including the Company and certain of its subsidiaries, were liable for all damages, including asbestos-related damages, caused by products manufactured, sold and distributed by a predecessor of Celotex, by reason of claims sounding in veil piercing, alter ego and related theories ("Veil Piercing Claims"), and (ii) the aforementioned distribution by HAC of substantially all of its assets pursuant to the LBO constituted a fraudulent conveyance.

    On December 27, 1989, the Company and 31 of its subsidiaries each filed a voluntary petition for reorganization under Chapter 11 ("Chapter 11") of the Bankruptcy Code with the Bankruptcy Court for the Middle District of Florida, Tampa Division (the "Bankruptcy Court"); one additional subsidiary also filed a voluntary petition for reorganization under Chapter 11 with the Bankruptcy Court on December 3, 1990 (all such voluntary petitions for reorganization are hereinafter referred to as the "Chapter 11 Cases"). Two other subsidiaries, Cardem Insurance Co., Ltd. ("Cardem Insurance") and Jefferson Warrior Railroad Company, Inc. ("J.W. Railroad"), did not file petitions for reorganization under Chapter 11. The filing of the voluntary petitions resulted from a sequence of events stemming primarily from an inability of the Company's interest reset advisors to reset interest rates on approximately $624 million of outstanding indebtedness, which indebtedness by its terms required that the interest rates thereon be reset to the rate per annum such indebtedness should bear in order to have a bid value of 101% of the principal amount thereof as of December 2, 1989. The reset advisors' inability to reset the interest rates was primarily attributable to two factors: (i) uncertainties arising from the then-pending Veil Piercing Litigation, including the possibility either that such litigation would lead to the prohibition of further asset sales and debt repayment or that substantial new asbestos-related claims might become assertible against the Company, which uncertainties materially hindered the ability of the Company and its subsidiaries to pursue a refinancing or sell assets to reduce debt, and (ii) general turmoil in the high yield bond markets at such time, both of which depressed the bid value of such indebtedness.

    In January 1990, the Company and each of its subsidiaries which were party to the Chapter 11 Cases filed a declaratory judgment action (the "Adversary Proceeding") in the Bankruptcy Court against all known Asbestos Claimants who had filed Veil Piercing Claims, along with Celotex and Jim Walter Corporation, seeking a declaration, among other things, that (i) the corporate veil between Celotex and Original Jim Walter could not be pierced, (ii) the Company could not be held liable for the asbestos-related liabilities of either Celotex or Jim Walter Corporation on any grounds and (iii) the LBO could not be deemed a fraudulent conveyance.

    In October 1990, Celotex and one of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 with the Bankruptcy Court for the Middle District of Florida, Tampa Division (the "Celotex Bankruptcy Court").

    In January 1994, the indenture trustees for certain pre-LBO debentures of Original Jim Walter assumed by the Company brought an action (the "Fraudulent Conveyance Lawsuit") for the benefit of the Company's estate and its creditors, which alleged that the issuance of debt in connection with the LBO constituted a fraudulent conveyance under New York and Florida law. The plaintiffs sought to avoid the obligations incurred by the Company and its subsidiaries in the LBO.

    On the Effective Date of the Plan of Reorganization the Company and its subsidiaries emerged from bankruptcy pursuant to the Plan of Reorganization. At that time, pursuant to the Plan of Reorganization, 50,494,313 shares of Common Stock were issued to certain former creditors and stockholders of the Company and its subsidiaries and $490,000,000 aggregate principal amount of the Company's 12.19% Series B Senior Notes Due 2000 (the "Senior Notes") were issued to certain former creditors of the Company and its subsidiaries. The Senior Notes were redeemed in full in January 1996. The plan of reorganization originally proposed by certain creditors and committees (the "Creditors Plan") provided that subordinated bondholders could elect to receive "Qualified Securities" (cash and/or Senior Notes) in lieu of Common Stock of the Company. The Plan of Reorganization confirmed by the Bankruptcy Court, which technically constituted a modification of the Creditors Plan, kept in place the bondholders' election. Certain subordinated bondholders, however, were unable to provide documentation evidencing their right to receive Qualified Securities within the two year time frame prescribed by the Plan of Reorganization. As a result, approximately 212,000 additional shares of Common Stock were issued in lieu of Qualified Securities.

    Also pursuant to the Plan of Reorganization, (i) the Veil Piercing Claims, the Veil Piercing Litigation and the Adversary Proceeding, among other things, were settled after a ruling by the Bankruptcy Court (which was affirmed on appeal by the United States District Court for the Middle District of Florida) finding in favor of the Company on every claim asserted in the Adversary Proceeding and (ii) the Fraudulent Conveyance Lawsuit was settled. This settlement of the Veil Piercing Litigation (the "Veil Piercing Settlement") was entered into among the Company, certain of its creditors, Celotex, Jim Walter Corporation and representatives of the Asbestos Claimants and provided for the dismissal of all the Veil Piercing Claims and the release of the Company, KKR, any and all of their present and former parents, subsidiaries, stockholders, partners, officers, directors and employees and certain other parties (collectively, the "Released Parties") from all liabilities relating to the LBO or associated with asbestos-related liabilities of Celotex or Jim Walter Corporation. The Veil Piercing Settlement is embodied in the Plan of Reorganization. The Veil Piercing Settlement, among other things, required Celotex and certain other parties to the Celotex bankruptcy proceedings to propose and use their respective best efforts to obtain confirmation of a plan of reorganization for Celotex that included an injunction pursuant to Section 524(g) of the Bankruptcy Code ("Section 524(g)") or other similar injunctive relief providing the same protection as a Section 524(g) injunction acceptable to each of the Released Parties.

    On October 7, 1996, Celotex and various other parties in the Celotex bankruptcy announced to the Celotex Bankruptcy Court that an agreement had been reached between the Asbestos Bodily Injury Claimants Committee and others (the "Bodily Injury Plan") and the Asbestos Property Damage Claimants Committee (the "Property Damage Plan") pursuant to which the Bodily Injury Plan proponents agreed to file with the Celotex Bankruptcy Court a Modified Joint Plant of Reorganization (the "Modified Plan") which would provide, among other things, for revised treatment of asbestos property damage claims. In accordance with the agreement, the Modified Plan was filed with the Celotex Bankruptcy Court on October 8, 1996 and superseded and replaced the Bodily Injury Plan and the Property Damage Plan. The Modified Plan provides for a Section 524(g) injunction as to all asbestos claimants. Such injunctive relief provides the Company with additional assurance that Veil Piercing Claims cannot be asserted in the future against the Company. See "Certain Risk Factors-Asbestos-Related Litigation Settlements."

    The Modified Plan was approved by a vote of the Celotex creditors and on December 6, 1996 the Celotex Bankruptcy Court entered an order confirming the Modified Plan. The Modified Plan became effective as of May 30, 1997.

    See "Certain Risk Factors" for information concerning certain risks associated with an investment in the Shares.

RECENT BUSINESS DEVELOPMENTS


    On October 15, 1997 the Company completed the acquisition of Applied Industrial Materials Corporation ("AIMCOR") which, through its Carbon Products Division, is a leading international provider of products and outsourcing services to both the petroleum industry and to the steel, foundry and aluminum industries. AIMCOR, through its Metals Division, is also a leading supplier of ferrosilicon in the southeastern United States. The purchase price was approximately $410 million, subject to adjustments and certain indemnity obligations of the parties as required by the Stock Purchase Agreement. Also on October 15, 1997 the Company completed a financing with NationsBank, N.A. ("NationsBank") whereby NationsBank provided credit facilities consisting of a $350 million revolving credit facility and a $450 million term loan facility (collectively, the "$800 Million Credit Agreement"). The $800 Million Credit Agreement was used to (a) finance the acquisition of AIMCOR, (b) replace an existing credit facility, (c) pay transaction costs and (d) provide ongoing working capital. The $350 million revolving credit facility includes a sub-facility for trade and other standby letters of credit in an amount up to $75 million at any time outstanding and a sub-facility for swingline advances in an amount not in excess of $25 million at any time outstanding. See "Description of Certain Indebtedness."



    In October 1997, the Company and its subsidiary, Jim Walter Resources, Inc. ("JWR"), agreed to settle the lawsuit filed in the Circuit Court for Tuscaloosa County, Alabama, against certain insurance carriers seeking payment of insurance pertaining to losses associated with a fire in November 1993 at JWR's Mine No.
5. The Company has entered into settlements with all of such insurers who, in the aggregate, have paid $24 million in full and final settlement of the Company's and JWR's claim.

                              CERTAIN RISK FACTORS


    Set forth below are certain significant risks involved in investing in the Shares offered by this Prospectus. Certain of the matters described below as well as other factors affecting the Company's businesses generally are described in the Company's Annual Report on Form 10-K for the year ended May 31, 1997, as amended by the Company's Amendment No. 1 thereto on Form 10-K/A, which is incorporated herein by reference, under the captions "Business and Properties" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and in certain Notes to the Consolidated Financial Statements: Note 1 (Recent History), Note 8 (Debt), Note 9 (Income Taxes) and Note 12 (Litigation) and the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997, which is incorporated herein by reference, under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" and in certain Notes to the Consolidated Financial Statements: Note 3 (Instalment Notes Receivable and Mortgage-Backed/Asset-Backed Notes) and Note 6 (Subsequent Events).


LEVERAGE


    At November 30, 1997 the Company had total consolidated debt of approximately $2,502,543,000 and a ratio of total consolidated debt to stockholders' equity of approximately 7.8 to 1. Excluding the debt of the business trusts described below, which debt is secured by and satisfied only from the instalment notes held by the business trusts, the Company's leverage ratio was 2.1 to 1 at November 30, 1997. The ability of the Company to meet its debt service obligations will be dependent upon the future performance of the Company, which, in turn, will be subject to general economic conditions and to financial, competitive, business and other factors, including factors beyond the Company's control. The level of the Company's indebtedness could restrict its flexibility in responding to changing business and economic conditions. Mid-State Homes, Inc., an indirect wholly owned subsidiary of the Company ("Mid-State Homes"), purchases instalment notes from Jim Walter Homes, Inc., another indirect wholly owned subsidiary of the Company ("Jim Walter Homes"), on homes constructed and sold by Jim Walter Homes and services such instalment mortgage notes. Mid-State Trust II ("Trust II"), Mid-State Trust III ("Trust III"), Mid-State Trust IV ("Trust IV") and Mid-State Trust VI ("Trust VI") are business trusts organized by Mid-State Homes, which owns all the beneficial interest in Trust III, Trust IV and Trust VI. Trust IV owns all of the beneficial interest in Trust II. The assets of Trust II, Trust III, Trust IV and Trust VI are not available to satisfy claims of general creditors of Mid-State Homes or the Company and its other subsidiaries. The liabilities of Trust II, Trust III, Trust IV and Trust VI for their publicly issued debt are to be satisfied solely from proceeds of the underlying instalment notes and are non-recourse to Mid-State Homes and the Company and its other subsidiaries. On February 27, 1995, Mid-State Homes established Mid-State Trust V ("Trust V"), a business trust in which Mid-State Homes owns all the beneficial interest, to provide temporary financing to Mid-State Homes for its current purchases of instalment notes and mortgages from Jim Walter Homes. On March 3, 1995, Trust V entered into a Variable Funding Loan Agreement (the "Mid-State Trust V Variable Funding Loan Agreement") with Enterprise Funding Corporation, an affiliate of NationsBank N.A., as lender, and NationsBank N.A. (Carolinas), as Administrative Agent. The agreement provides for a three-year $500,000,000 credit facility (subsequently reduced to $400,000,000 on July 31, 1997) (the "Mid-State Trust V Variable Funding Loan") secured by the instalment notes and mortgages Trust V purchases from Mid-State Homes. The Company believes that the Mid-State Trust V Variable Funding Loan Agreement will provide Mid-State Homes with the funds needed to purchase the instalment notes and mortgages generated by Jim Walter Homes. The Company also believes that, under present operating conditions, sufficient operating cash flow will be generated to make all required interest and principal payments and planned capital expenditures and meet substantially all operating needs. It is further expected that amounts available under the $800 Million Credit Agreement (as defined in "Description of Certain Indebtedness--Credit Facilities") will be sufficient to meet peak operating needs of the Company.

    The degree to which the Company is leveraged and the terms governing the Company's debt instruments, including restrictive covenants and events of default, could have important consequences to holders of the Shares, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to service its indebtedness; (iii) terms of the Company's debt instruments restrict the Company's ability to pay dividends and impose other operating and financial restrictions; (iv) the Company may be more leveraged than other providers of similar products and services, which may place the Company at a competitive disadvantage; and (v) the Company's significant degree of leverage could make it more vulnerable to changes in general economic conditions. Unexpected declines in the Company's future business, increases in interest rates or the inability to borrow additional funds for its operations if and when required could impair the Company's ability to meet its debt service obligations and, therefore, have a material adverse effect on the Company's business and future prospects. No assurance can be given that additional debt or equity funds will be available when needed or, if available, on terms which are favorable to the Company. Moreover, the terms of the Company's indebtedness contain change in control provisions which may have the effect of discouraging a potential takeover of the Company.


    Borrowings under the Company's $800 Million Credit Agreement bear interest at rates that fluctuate. As of November 30, 1997, borrowings under this facility totaled $692.1 million. In addition, there were $32.1 million face amount of letters of credit outstanding thereunder. See "Description of Certain Indebtedness--Credit Facilities."


DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

    The Company has never paid cash dividends on its Common Stock and has no present intention of paying any cash dividends on the Common Stock. In addition, the covenants in certain debt instruments to which the Company is a party restrict the ability of the Company to pay cash dividends. Under the $800 Million Credit Agreement, the Company may pay dividends in an amount not to exceed: $10,000,000 plus 50% of Consolidated Net Income (as defined in the $800 Million Credit Agreement) less the amount of any other Restricted Payments (as defined in the $800 Million Credit Agreement) in any fiscal year provided that no default under the $800 Million Credit Agreement has occurred or would result from the payment of such dividends. See "Description of Certain Indebtedness--Credit Facilities."

HOLDING COMPANY STRUCTURE

    The Company has no business operations other than (i) holding the capital stock of its operating subsidiaries and intermediate holding companies, (ii) holding cash, cash equivalents and marketable securities and (iii) advancing funds to, and receiving funds from, its subsidiaries. In repaying its indebtedness the Company relies primarily on cash flows from its subsidiaries, including debt service and dividends. The ability of the Company's subsidiaries to make payments with respect to advances from the Company will be affected by the obligations of such subsidiaries to their creditors. The ability of such subsidiaries to pay dividends will be subject to applicable law. The $800 Million Credit Agreement is secured by guarantees and pledges of the capital stock of all domestic subsidiaries of the Company other than Mid-State Holdings Corporation and its subsidiary (collectively, "Mid-State Holdings").

RESTRICTIVE COVENANTS

    The $800 Million Credit Agreement contains a number of significant covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, make capital expenditures, pay dividends, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and that otherwise restrict corporate activities (including change of control and asset sale transactions). In addition, under the $800 Million Credit Agreement, the Company is required to maintain specified financial ratios and comply with certain financial tests, including fixed charge coverage and maximum leverage ratios, some of which become more restrictive over time. The $800 Million Credit Agreement is secured by guarantees and pledges of the capital stock of all domestic subsidiaries of the Company other than Mid-State Holdings. The Trust V Variable Funding Loan Agreement's covenants, among other things, restrict the ability of Trust V to dispose of assets, create liens and engage in mergers and consolidations.

    The Company currently is in compliance with the covenants and restrictions contained in its existing debt instruments. However, its ability to continue to so comply may be affected by events beyond its control. The breach of any of these covenants or restrictions could result in a default under those debt instruments, which would permit the lenders or other creditors thereunder to declare all amounts borrowed thereunder to be due and payable together with accrued and unpaid interest, would result in the termination of the commitments of the lenders under the $800 Million Credit Agreement to make further loans and issue letters of credit and could permit such lenders and other creditors to proceed against the collateral securing the obligations owing to them. Any such default could have a significant adverse effect on the market value and the marketability of the Shares. See "Description of Certain Indebtedness-- Credit Facilities."


RISKS OF BUSINESS DOWNTURN; EXPIRATION OF LONG-TERM CONTRACT



    Certain of the Company's businesses are affected by general economic or other factors outside their control. The sales of United States Pipe and Foundry Company, Inc. ("U.S. Pipe") are dependent to some extent upon the rate of residential and non-residential building construction and other forms of construction activity, and are thus subject to certain economic factors such as general economic conditions, the underlying need for construction projects, interest rates and governmental incentives provided to building projects. The cyclical nature of U.S. Pipe's business is offset to some extent by U.S. Pipe's sales to the replacement market. The replacement market generally fluctuates less than the rate of new construction and therefore tends to have a stabilizing influence during a period of depressed construction activity. Jim Walter Homes is also sensitive to certain general economic and other factors. Its business has tended to be countercyclical to national home construction activity. In times of high interest rates or lack of availability of mortgage funds, and thus limited new home construction, Jim Walter Homes' volume of home sales tends to increase due to the terms of the financing it offers. However, in times of low interest rates and increased availability of mortgage funds, Jim Walter Homes' volume of home sales tends to decrease. Also, in times of low interest rates and high availability of mortgage funds, additional competition is able to enter the market. A significant portion of the sales of JWR are made pursuant to long-term contracts, which tend to stabilize the results of its operations. The most significant of these contracts is JWR's contract to sell Alabama Power Company ("Alabama Power") 4.0 million tons of coal per year through August 31, 1999 at prices which are currently above market prices. There can be assurance as to whether this contract will be renewed or, if it is renewed, whether the terms of the renewed contract will be materially less favorable to JWR. If the contract with Alabama Power is not renewed, the Company currently anticipates that JWR will sell the coal currently being sold to Alabama Power as metallurgical coal. If the contract with Alabama Power is not renewed, there can be no assurance as to whether JWR would be able to sell all of the coal currently being sold to Alabama Power on terms which are not materially less favorable to JWR than those provided for in the contract with Alabama Power.


ASBESTOS-RELATED LITIGATION SETTLEMENTS

    As discussed more fully under "The Company--Recent History," the Company and the Indemnitees were defendants in the Veil Piercing Litigation and are beneficiaries of the Veil Piercing Settlement.

    In order for a holder of a Veil Piercing Claim or any claim related to the LBO which is held by any person who has asserted or may in the future assert Veil Piercing Claims (such claims and Veil Piercing Claims, whether asserted in the past or in the future, collectively, the "Settlement Claims") to assert that

Settlement Claim against the Company or any of the Indemnitees, such holder would have to attack (i) the Plan of Reorganization, (ii) the approval of a class consisting of all present and future holders of Settlement Claims other than Celotex, including Asbestos Claimants, (iii) the approval of the Veil Piercing Settlement and (iv) all of the actions taken under the Veil Piercing Settlement. Because there were no objections to the Plan of Reorganization or the Veil Piercing Settlement (apart from an objection of the United States Environmental Protection Agency (the "EPA") concerning the scope of certain releases affecting government environmental claims, which appeal has been dismissed), such an attack would have to be based upon an alleged failure to provide due process under the United States Constitution. The Company believes, and the Bankruptcy Court has found, that due process requirements have been met. Should such an attack be sustained, however, the Company, the Indemnitees and the other Released Parties could be exposed to additional liabilities in the future of an indeterminate, but possibly substantial, amount.

    Future holders of Settlement Claims may also attack injunctions issued in connection with the Veil Piercing Settlement against legal actions against the Released Parties in respect of Settlement Claims. Such attacks might be on the grounds that the Bankruptcy Court did not have jurisdiction over such future claims. The Company believes that the Bankruptcy Court and the Celotex Bankruptcy Court have jurisdiction to issue "channeling" injunctions barring such future claims, if any. In addition, the provisions of Section 524(g) explicitly authorize an injunction barring claims by future claimants asserting asbestos-related diseases. The Celotex Bankruptcy Court confirmed a plan of reorganization containing such an injunction, as contemplated by the Veil Piercing Settlement. That plan of reorganization has been consummated. Section 524(g) is thus an additional basis for preventing future Settlement Claims from being asserted against the Company, the Indemnitees and the other Released Parties. However, a future holder of a Settlement Claim may try to attack
Section 524(g) as unconstitutional or try to preclude its application. Should that happen, the Company, the Indemnitees and the other Released Parties could be exposed to additional liabilities in the future of an indeterminate, but possibly substantial, amount.

    It is also possible that some constituencies might seek to have the terms of the Veil Piercing Settlement altered. In the National Gypsum reorganization, the trust established to settle asbestos claims has sought an order requiring the reorganized debtor in that case to make additional payments to the trust. The Company believes that should not happen in its case because the settlement amount was paid into a separate trust with allocation of such funds to be decided in the Celotex bankruptcy proceeding pursuant to final court orders in both cases. Any such request would have to be made to the Bankruptcy Court, which has previously approved the settlement payment as fair, and/or the Celotex Bankruptcy Court, which also has previously approved the settlement payment as fair. However, should such a request be made and granted, the Company, the Indemnitees and the other Released Parties could be exposed to additional liabilities in the future of an indeterminate, but possibly substantial, amount.

EFFECT OF FUTURE SALES OF COMMON STOCK

    No prediction can be made as to the effect, if any, that future sales of Shares, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Pursuant to the Plan of Reorganization, an aggregate of 50,494,313 shares of Common Stock were issued on the Effective Date of the Plan of Reorganization. On September 13, 1995 (180 days after the Effective Date of the Plan of Reorganization), 494,313 additional shares of Common Stock were issued to certain current and former stockholders of the Company and 3,880,140 additional shares were issued to an escrow account and may be distributed to such stockholders to the extent that certain contingencies regarding Federal Income Tax Claims (as defined in "Description of Capital Stock-Additional Stock Issuances") of the Company are resolved satisfactorily. On July 12, 1997, 9,690 shares of Common Stock were released from escrow and cancelled because certain former stockholders did not tender their shares of Walter Industries common stock subject to Chapter 11 proceedings within the two-year time frame prescribed by the Plan of Reorganization and thus are ineligible to receive the escrowed shares. Approximately 212,000 shares have been issued to certain subordinated bondholders who were unable to provide documentation evidencing their right to receive Qualified Securities within the two-year time frame prescribed by the Plan of Reorganization. See "Description of Capital Stock-Additional Stock Issuances." Pursuant to Section 1145 of the Bankruptcy Code, all of the issued and outstanding shares of Common Stock are freely tradeable without registration under the Securities Act, except for shares issued to an "underwriter" (as defined in Section 1145(b) of the Bankruptcy Code) or subsequently acquired by an "affiliate" of the Company. Except in limited circumstances, none of the holders of such shares has agreed to restrict or otherwise limit in any way such holder's ability to dispose of such shares of Common Stock. See "Description of Capital Stock-Common Stock Registration Rights Agreements." No assurance can be given that sales of substantial amounts of Common Stock will not occur in the foreseeable future or as to the effect that any such sales, or the perception that such sales may occur, will have on the market or the market price of the Common Stock.

TAX CONSIDERATIONS

    A substantial controversy exists with regard to federal income taxes allegedly owed by the Company. Proofs of claim have been filed by the Internal Revenue Service (the "IRS") for taxes, interest and penalties in the amounts of $110,560,883 with respect to fiscal years ended August 31, 1980 and August 31, 1983 through August 31, 1987, $31,468,189 with respect to fiscal years ended May 31, 1988 (nine months) and May 31, 1989 and $44,837,693 with respect to fiscal years ended May 31, 1990 and May 31, 1991. These proofs of claim represent total adjustments to taxable income of approximately $360 million for all tax periods at issue. Included in the proofs of claim is an adjustment to taxable income disallowing a deduction of approximately $51 million for hedging losses incurred during fiscal year 1988. This issue was conceded by the IRS pursuant to a joint stipulation of parties approved by the Bankruptcy Court by an order dated January 3, 1997. Objections to the proofs of claim have been filed by the Company and the various issues are being litigated in the Bankruptcy Court. The Company believes that the balance of such proofs of claim are substantially without merit and intends to defend vigorously such claims, but there can be no assurance as to the ultimate outcome.

    Set forth under "Certain Federal Income Tax Consequences" is a description of certain United States federal income tax consequences to prospective purchasers expected to result from the purchase, ownership and sale or other disposition of the Shares under currently applicable law.

CERTAIN CORPORATE GOVERNANCE MATTERS; ANTITAKEOVER LEGISLATION

    The Restated Certificate of Incorporation of the Company (the "Charter") and the Plan of Reorganization provide that until March 17, 1998 the Board of Directors of the Company shall have nine members, two of whom must be Independent Directors (as defined in the Charter), three of whom (currently Kenneth E. Hyatt, Richard E. Almy and James W. Walter (a non-employee director as of October 6, 1995)) are to be selected by the remaining directors from the senior officers of the Company, two of whom must be designated by KKR, an affiliate of certain principal stockholders of the Company, and two of whom must be designated by Lehman Brothers Inc. ("Lehman"), whose affiliate Lehman Brothers Holdings, Inc. ("Lehman Holdings") is another principal stockholder of the Company (except that (i) in certain circumstances KKR will have the right to compel the resignation of one of Lehman's designees and designate the successor,
(ii) in certain circumstances Lehman will have the right to compel the resignation of one of KKR's designees and designate the successor and (iii) Lehman's or KKR's designees must resign if Lehman or KKR, as the case may be, cease to beneficially own a specified equity interest in the Company). As a result of the foregoing provision, stockholders of the Company other than Lehman and KKR will not have the ability to elect any of the Company's directors prior to March 17, 1998.

    In addition, the Charter and the Company's By-laws provide that until March 17, 1998 each committee of the Board of Directors (other than the Tax Oversight Committee) must include a number of directors designated by KKR and Lehman, respectively, so that each of KKR and Lehman has representation on the committee proportionate to its representation on the Board of Directors. The Charter provides that the foregoing provision and certain other provisions of the By-laws cannot be amended by the Board of Directors prior to March 17, 1998, unless 67% of the whole Board of Directors votes in favor of the amendment.

    The foregoing provisions would, among other things, impede the ability of a third party to acquire control of the Company by seeking election of its nominees to the Board of Directors.

    In addition, Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date on which such stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in
Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

    Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Charter does not exclude the Company from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

    For purposes of Section 203, the Board of Directors has approved the transaction (the consummation of the Plan of Reorganization) which resulted in Lehman and the Celotex Settlement Fund Recipient becoming "interested stockholders" and, accordingly, the Company believes that neither of them will be subject to the restrictions of Section 203 unless it ceases to be the owner of 15% or more of the outstanding voting stock of the Company and seeks to reattain such level of ownership. The Board of Directors also approved the purchase of Common Stock by Channel One Associates, L.P., a limited partnership, the general partner of which is KKR Associates, L.P. ("Channel One"), and its affiliates and associates of 15% or more of the outstanding voting stock of the Company through open market purchases or otherwise. Accordingly, the Company believes that none of Channel One and its affiliates and associates (including JWC Associates, L.P., JWC Associates II, L.P. and KKR Partners II, L.P. (the "KKR Investors")) will be subject to the restrictions of Section 203. In connection with the above-described approval of the Board of Directors, Channel One and the KKR Investors agreed with the Company that they will not, and will not permit any of their affiliates to, vote any shares of Common Stock of the Company or otherwise take any other action to modify the composition of the Board of Directors of the Company prior to April 6, 1998 other than as expressly provided for in the Company's Charter and the Plan of Reorganization and that during such period they will not participate in the solicitation of proxies to vote, or seek to advise or influence any person with respect to voting securities of the Company to modify the composition of the Board of Directors, or propose, assist in or encourage any person in connection with any of the foregoing.

ENVIRONMENTAL MATTERS

    The Company and its subsidiaries are subject to a wide variety of laws and regulations concerning the protection of the environment, both with respect to the construction and operation of many of its plants, mines and other facilities, and with respect to remediating environmental conditions that may exist at its own and other properties. The Company believes that it and its subsidiaries are in substantial compliance with federal, state and local environmental laws and regulations. Expenditures for compliance of ongoing operations and for remediation of environmental conditions arising from past operations in the fiscal year ended May 31, 1997 and May 31, 1996 were approximately $6.8 million and $5.1 million, respectively. Because environmental laws and regulations on the federal, state and local levels continue to evolve, and because conditions giving rise to obligations and liabilities under environmental laws are in some circumstances not readily identifiable, it is difficult to forecast the amount of such future environmental expenditures or the effects of changing standards on future business operations. Consequently, the Company can give no assurance that such expenditures will not be material in the future. Capital expenditures for environmental requirements are anticipated to average approximately $6.0 million per year in the next five years.

    U.S. Pipe, a wholly owned subsidiary of the Company, has implemented an Administrative Consent Order ("ACO") for its Burlington, New Jersey plant that was required under the New Jersey Environmental Cleanup Responsibility Act (now known as the Industrial Site Recovery Act) in connection with the completion of the LBO. The ACO required soil and ground water cleanup. U.S. Pipe has completed, pending final approval, the soil cleanup required by the ACO. U.S. Pipe also has completed, pending final approval, ground water treatment as ordered in the ACO. Ground water monitoring as required by the ACO continues. It is not known how long ground water monitoring will be required. Management does not believe any further cleanup costs will have a material adverse effect on the financial condition or results of operations of the Company and its subsidiaries.

    The Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), generally imposes liability, which may be joint and several and is without regard to fault or the legality of waste generation or disposal, on certain classes of persons, including owners and operators of sites at which hazardous substances are released into the environment (or pose a threat of such release), persons that disposed or arranged for the disposal of hazardous substances at such sites, and persons who owned or operated such sites at the time of such disposal. CERCLA authorizes the United States Environmental Protection Agency (the "EPA"), the states and, in some circumstances, private entities to take actions in response to public health or environmental threats and to seek to recover the costs they incur from the same classes of persons. Certain governmental authorities can also seek recovery for damages to natural resources. Currently, U.S. Pipe has been identified as a potentially responsible party ("PRP") by the EPA under CERCLA with respect to cleanup of hazardous substances at two sites to which its wastes allegedly were transported. U.S. Pipe is one of many PRP's at such sites and is in the process of preliminary investigation of its relationship to these sites, if any, to determine the nature of its potential liability and amount of remedial costs to clean up such sites. Although no assurances can be given that U.S. Pipe will not be required in the future to make material expenditures relating to these sites, management does not believe at this time that the cleanup costs it will be called on to bear, if any, associated with these sites will have a material adverse effect on the financial condition or results of operations of the Company and its subsidiaries. Management believes the extent of U.S. Pipe's involvement, if any, to be minor in relation to that of other named PRP's, a significant number of which are substantial companies.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITIES

    In conjunction with the closing of the AIMCOR acquisition, on October 15, 1997 the Company completed an $800 million financing with NationsBank, National Association. The financing consisted of a $350 million revolving credit facility ("Revolving Credit Facility") and a $450 million six-year term loan (the "Term Loan"). Proceeds from the financing were used to (a) finance the acquisition of AIMCOR, (b) pay transaction costs, (c) provide ongoing working capital and (d) replace an existing bank credit facility. The $800 Million Credit Agreement is secured by guarantees and pledges of the capital stock of all domestic subsidiaries of the Company other than Mid-State Holdings. Net cash proceeds from (a) asset sales where the aggregate consideration received exceeds $20,000,000 and the cumulative amount of such proceeds from such sales since the most recent preceding prepayment equals or exceeds $5,000,000, (b) each Permitted Receivables Securitization (as defined in the $800 Million Credit Agreement) or (c) the issuance of Consolidated Indebtedness (as defined in the $800 Million Credit Agreement) permitted thereunder must be applied to permanently reduce the $800 Million Credit Agreement. There have been no such proceeds to date. The Revolving Credit Facility has a term of six years and the Term Loan amortizes over a six-year period. Scheduled principal payments to be made on the Term Loan in each of the six years commencing October 15, 1998 are $25,000,000, $50,000,000, $75,000,000, $75,000,000, $100,000,000 and
$125,000,000, respectively.

    The $800 Million Credit Agreement contains a number of covenants, including restrictions on liens, indebtedness, leases, mergers, sales or dispositions of assets, investments, dividends, repurchases of shares of capital stock, prepayment of indebtedness and capital expenditures, as well as financial covenants with respect to leverage ratios, and fixed charge coverage ratios. The borrowers are required to maintain a leverage ratio (the ratio of indebtedness to consolidated EBITDA) of not more than 3.90 to 1 for the measurement period ending May 30, 1998, 3.75 to 1 for the measurement period commencing May 31, 1998 and ending May 30, 1999 and 3.25 to 1 thereafter. The borrowers' fixed charge coverage ratio (the ratio of (a) EBITDA minus capital expenditures to (b) the sum of all required principal payments on outstanding indebtedness, interest expense and dividends paid) is required to be at least 1.25 to 1 at the end of each Four Quarter Period (as defined in the $800 Million Credit Agreement) for the duration of the $800 Million Credit Agreement. Compliance by the borrowers with the above-referenced measures is required under the $800 Million Credit Agreement beginning with the period ending February 28, 1998.


    Borrowings under the Company's $800 Million Credit Agreement bear interest at rates that fluctuate. As of November 30, 1997, borrowing under the $800 Million Credit Agreement totaled $692.1 million. In addition, there were $32.1 million face amount letters of credit outstanding thereunder.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


    The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $.01 per share. On June 24, 1997, the Company repurchased 1,387,092 shares of outstanding Common Stock and such shares are being held as treasury stock. At November 30, 1997, there were 53,695,115 shares of Common Stock issued and outstanding. See "Additional Stock Issuances" below. Harris Trust and Savings Bank is the transfer agent and registrar for the Common Stock.


COMMON STOCK

    The holders of the Common Stock are entitled to one vote for each share held of record on all matters as to which stockholders are entitled to vote. There are no cumulative voting rights in the election of directors. The quorum required at any stockholders' meeting for consideration of any matter is a majority of the issued and outstanding shares of Common Stock, represented in person or by proxy.

    Holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for dividends. See "Certain Risk Factors--Dividend Policy; Restrictions on Payment of Dividends". In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive pro rata any assets distributable to stockholders in respect of shares held by them, after payment of all obligations of the Company.

    The outstanding shares of the Common Stock (including the Shares offered hereby) are duly authorized, validly issued, fully paid and nonassessable.

ADDITIONAL STOCK ISSUANCES

    Pursuant to the Plan of Reorganization, the Company was or may be required to issue additional Common Stock to the holders of common stock of the Company immediately prior to the Effective Date of the Plan of Reorganization ("Original Stockholders") on the dates and in the amounts described below, in each case on a pro rata basis. Solely for the purpose of calculating the number of shares to be issued in these issuances, such additional Common Stock will be valued at a price per share of $22.86 (the "Common Stock Value Per Share"). Original Stockholders have received and will be entitled to receive shares of Common Stock as follows:

        (A) On the date on which a final, non-appealable order is entered resolving the total amount of claims of the IRS against the Company or any of its subsidiaries (other than Cardem Insurance and J.W. Railroad) arising prior to the Effective Date of the Plan of Reorganization and entitled to priority under Section 507(a)(7) of the Bankruptcy Code ("Federal Income Tax Claims"), the Original Stockholders will receive Common Stock with an aggregate Common Stock Value Per Share equal to the amount by which the total amount of the Federal Income Tax Claims is reduced below $27 million (the "Federal Income Tax Claims Differential"). Such Common Stock shall be, first, issued by the Company directly to the Original Stockholders up to a number of shares having an aggregate Common Stock Value Per Share equal to the excess, if any, of (A) $88.7 million over (B) the aggregate Common Stock Value Per Share of all shares of Common Stock theretofore issued into escrow as described in the next paragraph, and second, be satisfied by the release from such escrow of any remaining shares of Common Stock issuable to Original Stockholders pursuant to such provisions.

        (B) The Plan of Reorganization provides that if, on or prior to August 24, 1995 (the 160th day following the Effective Date of the Plan of Reorganization), (i) one or more Veil Piercing Settlement Tax Savings Events (as defined below) had not occurred in respect of (and the Tax Oversight Committee had not determined) the maximum Veil Piercing Settlement Tax Savings Amount (as defined below) that could result from a good faith claim by the Company's consolidated tax group of both (a) a refund with respect to tax years prior to the tax year in which the Effective Date of the Plan of Reorganization occurred, and (b) a deduction with respect to the tax year in which the Effective Date of the Plan of Reorganization occurs (collectively, the "Initial Claim"), or (ii) the Company had not issued and delivered into escrow with an escrow agent selected by the Company, Lehman and AIF II, L.P., certain of its affiliates and certain accounts controlled or managed by such affiliates (AIF II, L.P., such affiliates and accounts, collectively, "Apollo") certificates representing shares of Common Stock having an aggregate Common Stock Value Per Share equal to the full amount of such maximum Veil Piercing Settlement Tax Savings Amount, then not later than September 13, 1995 (the 180th day after the Effective Date of the Plan of Reorganization) the Company was to issue and deliver into escrow certificates representing Common Stock having an aggregate Common Stock Value Per Share equal to the sum of (i) that part of the Veil Piercing Settlement Tax Savings Amount arising from the Initial Claim in respect of which shares of Common Stock had not theretofore been issued into escrow, as such Veil Piercing Settlement Tax Savings Amount (whether or not a Veil Piercing Settlement Tax Savings Event shall previously have occurred) was estimated in good faith by the Chief Financial Officer of the Company and set forth in a certificate delivered to the Tax Oversight Committee (and such amount shall be the Veil Piercing Settlement Tax Savings Amount for purposes of provisions described in this sentence) and (ii) an additional amount equal to the lesser of (a) $13 million and (b) an amount that would cause the total number of shares of Common Stock to be issued into escrow to have an aggregate Common Stock Value Per Share equal to $88.7 million. A "Veil Piercing Settlement Tax Savings Event" is any filing by the Company's consolidated tax group or any member thereof of a tax return for a tax year ending on or after May 31, 1995 or a claim for refund or deduction for a tax year ending prior to May 31, 1995 on which a Veil Piercing Settlement Tax Savings Amount was claimed. A "Veil Piercing Settlement Tax Savings Amount" is the difference between (i) the aggregate amount of federal, state and local tax payable by members of the Company's consolidated group as reported on such members' relevant tax returns and (ii) the aggregate amount of federal, state and local income tax that would have been reported on such returns if the distribution under the Veil Piercing Settlement Agreement had not been made, as determined by the Tax Oversight Committee. The Company believes that it may properly deduct in full the payment made under the Plan of Reorganization to Celotex, in its capacity as the Celotex Settlement Fund Recipient, but there can be no assurance that the IRS will not challenge the deduction and, if it does so, whether such challenge will succeed. On August 23, 1995, the Chief Financial Officer of the Company delivered the aforementioned certificate to the Tax Oversight Committee, and on September 13, 1995 the Company delivered 3,880,140 shares of Common Stock into escrow. The number of shares delivered in escrow was derived by dividing the requisite amount of aggregate Common Stock Value Per Share ($88.7 million), calculated as described above, by a negotiated per share valuation of $22.86 which was based upon a valuation of the Company (the "Net Enterprise Value") negotiated by the various parties to the Plan of Reorganization. The Net Enterprise Value, after certain adjustments, was divided by 50 million shares anticipated to be issued pursuant to the Plan of Reorganization to the creditors and Original Stockholders to derive the Common Stock Value Per Share.

        The Original Stockholders, on a pro rata basis, are entitled to exercise all voting rights of, and receive all dividends and other distributions on, Common Stock held in escrow. The amount of such dividends and other distributions must be returned to the Company if such shares are subsequently cancelled prior to release from escrow. Such shares will be released from escrow as soon as practicable after the Tax Oversight Committee determines that the applicable Veil Piercing Settlement Tax Savings Amount is no longer subject to adjustment because (i) the statutory period during which assessments (or denial of a refund claim) can be made with respect to such Veil Piercing Settlement Tax Savings Amount has passed,
    (ii) the Company and the IRS or other relevant taxing authority have entered into a closing or similar agreement governing the years or issues in question with respect to such Veil Piercing Settlement Tax Savings Amount, or (iii) a court decision determining the income tax liability (or the right to such refund) with respect to such Veil Piercing Settlement Tax Savings Amount has been rendered and the time period for the filing of an appeal has passed.

        Notwithstanding and in addition to the foregoing, the Plan of Reorganization provides that $11.3 million of Common Stock (as calculated using the Common Stock Value Per Share) be issued directly to the Original Stockholders on a pro rata basis at the same time as shares of Common Stock are first issued into escrow; accordingly, on September 13, 1995, the Company issued 494,313 shares of Common Stock to the Original Stockholders on a pro rata basis.

    The Plan of Reorganization limits the number of shares issuable under the provisions described in (A) and (B) above to that number of shares of Common Stock that, when added to the shares issued to the Original Stockholders on the Effective Date of the Plan of Reorganization, has an aggregate Common Stock Value Per Share of $250 million. The Plan of Reorganization contains an arbitration provision for the final determination of any dispute that may arise between KKR (the principal Original Stockholder) and the Tax Oversight Committee with respect to any determination made by the Tax Oversight Committee regarding the provisions of the Plan of Reorganization described in (B) above. The Plan of Reorganization also provides that, for purposes of the Federal Income Tax Claims Differential, the amount of Federal Income Tax Claims shall not be reduced by any Veil Piercing Settlement Tax Savings Amount and that any terms of any settlement or agreement regarding Federal Income Tax Claims shall not be agreed to by the Company or any subsidiary thereof without the prior consent of the Tax Oversight Committee.

    Pursuant to the Plan of Reorganization, a total of 54,868,766 shares of Common Stock were issued to creditors and former stockholders of the Company. The Creditors Plan provided that subordinated bondholders could elect to receive "Qualified Securities" (cash and/or new Senior Notes) in lieu of Common Stock of the Company. The Plan of Reorganization confirmed by the Bankruptcy Court, which technically constituted a modification of the Creditors Plan, kept in place the bondholders' election. Certain subordinated bondholders, however, were unable to provide documentation evidencing their right to receive Qualified Securities within the two-year time frame prescribed by the Plan of Reorganization. As a result, approximately 212,000 additional shares of Common Stock were issued in lieu of Qualified Securities in 1997. In addition, certain former stockholders did not tender their shares, which resulted in approximately 17,000 shares not being issued. On July 12, 1997, 9,690 shares of Common Stock were released from escrow and cancelled because certain former stockholders did not tender their shares of Walter Industries Common Stock subject to Chapter 11 proceedings within the two-year time frame prescribed by the Plan of Reorganization and thus were ineligible to receive the escrowed shares.

    The Company is authorized to issue additional shares of capital stock from time to time. There are no specific restrictions upon such issuances, except that the Charter prohibits the issuance of non-voting equity securities if, and only to the extent that and so long as, Section 1123 of the Bankruptcy Code is applicable and would prohibit such issuance. The Company's stockholders will not have preemptive rights to purchase additional shares of capital stock of the Company upon any issuance of such shares authorized by the Board.

STOCKHOLDER'S AGREEMENT

    Pursuant to the Stockholder's Agreement dated as of the Effective Date of the Plan of Reorganization (the "Stockholder's Agreement") between the Company and the Celotex Settlement Fund Recipient, the Celotex Settlement Fund Recipient has agreed that it or its successor, in any vote or action by written consent by holders of Common Stock on any matter submitted to a vote of holders of Common Stock, will vote, and execute written consents with respect to, the shares of Common Stock held by it for and/or against such matter in proportion to the votes cast or consents executed and delivered by all other holders of Common Stock. Identical restrictions on the voting of the Celotex Settlement Fund Recipient's Common Stock are contained in the Charter and in the Plan of Reorganization. Pursuant to the Stockholder's Agreement, the Celotex Settlement Fund Recipient further agreed not to, and to cause its affiliates not to, offer, sell, assign, give, pledge, encumber or otherwise dispose of any shares of its Common Stock or any interest therein or right thereto to any person that is a successor to or creditor of the Celotex Settlement Fund Recipient or a creditor of Celotex (any such creditor, a "Celotex Settlement

Fund Beneficiary"), in such person's capacity as such, unless such person executes and delivers an instrument, in form and substance reasonably satisfactory to the Company, pursuant to which it agrees to be bound by the Stockholder's Agreement to the same extent as the Celotex Settlement Fund Recipient. Pursuant to the Modified Plan, the shares of Common Stock held of record by the Celotex Settlement Fund Recipient are vested in the Asbestos Settlement Trust. The Asbestos Settlement Trust has agreed to be bound by the Stockholder's Agreement to the same extent as the Celotex Settlement Fund Recipient.

TAG-ALONG AND VOTING RIGHTS AGREEMENT

    Pursuant to the Tag-Along and Voting Rights Agreement dated as of the Effective Date of the Plan of Reorganization (the "Tag-Along and Voting Rights Agreement") among Celotex, on behalf of the Celotex Settlement Fund Recipient, Apollo and Lehman (collectively, the "Tag-Along Stockholders") each Tag-Along Stockholder agreed that if it proposes to dispose of any Common Stock held by it on the Effective Date of the Plan of Reorganization to any third party (other than transactions described below), the other Tag-Along Stockholders will have the right to include the shares of Common Stock held by them on the Effective Date of the Plan of Reorganization in such disposition transaction on the same terms and conditions, provided, however, that if the initiating Tag-Along Stockholder is Lehman or Apollo, then Lehman or Apollo, respectively, will not be entitled to participate in such disposition transaction. If the Tag-Along Stockholders collectively desire to sell more shares of Common Stock than the proposed purchaser desires to purchase, each Tag-Along Stockholder shall sell a pro rata number of its shares. The foregoing does not apply to any transaction effected on a national securities exchange, on the National Association of Securities Dealers Automated Quotation System or through a registered broker-dealer or made pursuant to a public offering under an effective registration statement under the Securities Act. The foregoing also does not apply to any disposition by a Tag-Along Stockholder to an affiliate or by the Celotex Settlement Fund Recipient to a successor or a Celotex Settlement Fund Beneficiary. The parties have agreed that any of their transferees which is an affiliate or, in the case of the Celotex Settlement Fund Recipient, a successor or a Celotex Settlement Fund Beneficiary must, prior to such transfer, agree in writing to be bound by the Tag-Along and Voting Rights Agreement as if it had been an original party thereto.

    The Celotex Settlement Fund Recipient also has agreed, and will cause each of its affiliates, to vote and execute written consents with respect to their shares of Common Stock in proportion to the votes cast or consents executed and delivered by all other holders of Common Stock, in any vote or action by written consent by holders of Common Stock.

COMMON STOCK REGISTRATION RIGHTS AGREEMENTS


    The Company entered into a Registration Rights Agreement, dated as of the Effective Date of the Plan of Reorganization (the "Common Stock Registration Rights Agreement"), with certain holders (Lehman Brothers, Inc., JWC Associates, L.P., JWC Associates II, L.P., KKR Partners II, L.P., Kenneth J. Matlock, James
W. Walter, William H. Weldon, William N. Temple, Donald M. Kurucz, Robert W. Michael, William Carr, Sam J. Salario, David L. Townsend and Celotex; collectively, the "Common Stock Holders") of Common Stock pursuant to which the Company agreed to file an initial shelf registration statement (the "Initial Shelf Common Stock Registration Statement") and the Registration Statement of which this Prospectus forms a part (the "Second Common Stock Shelf Registration") and use its reasonable best efforts to keep such Second Common Stock Shelf Registration continuously effective for up to twelve months.


    After each period of effectiveness, one or more Common Stock Holders may request to have all or part of their Common Stock as to which registration pursuant to the Securities Act is required for public sale ("Registrable Common Stock") registered under the Securities Act, and all other Common Stock Holders have the right to participate in any such registration; provided that (i) the Company is not required to effect more than two such registrations, (ii) no such registration may be requested within 180 days of the effectiveness of any such earlier registration or a registration as to which Common Stock Holders have "piggyback" registration rights (as discussed below), (iii) the Company is not required to effect any such registration unless at least 5% of the shares of Registrable Common Stock outstanding at the time of such request is to be included in such registration and (iv) if the intended method of distribution is an underwritten public offering, the Company may require the underwriting to be conducted on a "firm commitment" basis. Any such requested registration may be effected pursuant to a shelf registration statement under Rule 415 of the Securities Act (a "Shelf Registration"); any such registration (other than a Shelf Registration, which must be kept effective by the Company for up to one year, if made pursuant to the first demand under the provisions described in this paragraph or nine months otherwise) need not be kept effective by the Company for more than 90 days. If the intended method of distribution is an underwritten public offering, the underwriters must be nationally recognized, selected by Common Stock Holders owning at least a majority of the shares of Registrable Common Stock being registered (the "Majority Selling Common Stock Holders") and reasonably acceptable to the Company. In addition, if the managing underwriter advises the Company in writing that, in its opinion, the number of shares requested to be registered exceeds the number that can be sold within a price range specified by the Majority Selling Common Stock Holders, the shares requested to be included by Common Stock Holders shall be included in the registration on a pro rata basis in preference to any other shares which the Company or any person wishes to include in such registration.

    The KKR Investors and Lehman Holdings, as Common Stock Holders which own more than 5% of the shares of Registrable Common Stock outstanding, have exercised the first of the two demand registration rights described above and have agreed with the Company that such demand shall be satisfied by the Company causing the Initial Common Stock Shelf Registration to remain effective beyond the first anniversary of the effective date of the Initial Common Stock Shelf Registration for an additional year.


    If the Company proposes to register any of its securities under the Securities Act (other than any registration of any securities on Form S-4 or Form S-8), the Common Stock Holders have the right, pursuant to a written request submitted within 20 days (10 days in certain circumstances) of receipt of notice thereof from the Company, to participate in such registration.


    Upon a request of Common Stock Holders owning at least a majority of the shares of Registrable Common Stock requested to be included in a demand or "piggyback" registration made at any time on or after March 17, 1996, the Company has agreed to use its best efforts to (i) cause the Common Stock covered by such registration to be listed on a national securities exchange or to be quoted through NASDAQ or (ii) provide for at least two market makers for the Common Stock.

    All expenses of the Company in connection with the performance of its obligations under the Common Stock Registration Rights Agreement and the reasonable fees, disbursements and other charges of one firm of counsel (per registration) selected by the Majority Selling Common Stock Holders (but excluding underwriting discounts and commissions and transfer taxes) shall be borne by the Company, except where some or all of the Common Stock Holders withdraw or terminate their requests prior to the registration statement becoming effective, in which case such Common Stock Holders shall be required to bear some or all of such expenses, provided that if the Company elects not to proceed with a registration as to which Common Stock Holders have "piggyback" registration rights as described above or elects not to proceed with any registration as described in the second succeeding paragraph, the Company must bear all reasonable out-of-pocket costs (other than counsel fees, disbursements and other charges not specifically referred to above) incurred by a Common Stock Holder in connection with such terminated registration. In addition, pursuant to the Common Stock Registration Rights Agreement, the Company has agreed to indemnify each offeror of Registrable Common Stock covered by a registration statement filed pursuant to the Common Stock Registration Rights Agreement, each other person who participates as an underwriter in such offering, each other person who controls such offerors or underwriters and their respective directors, officers, partners, agents and affiliates against certain liabilities, including liabilities under the Securities Act.

    The Company is not obligated to file any registration statement under the Common Stock Registration Rights Agreement or any amendment or supplement thereto (other than the Registration Statement of which this Prospectus forms a part and amendments and supplements thereto) and may suspend any seller's rights to make sales pursuant to any effective registration statement (provided that the right to effect sales pursuant to the Registration Statement of which this Prospectus forms a part may not be suspended prior to the ninetieth day following the date hereof) at any time when the Company, in the good faith judgment of its Board of Directors, reasonably believes that the filing thereof at the time requested, or the offering of securities thereto, would adversely affect a pending or proposed public offering of the Company's securities, a material financing, or a material acquisition, merger, recapitalization, consolidation, reorganization or similar transaction, or negotiations, discussions or pending proposals with respect thereto. Such a deferral of the filing of a registration statement or an amendment or supplement thereto or suspension of a seller's right to effect sales may continue for no more than 10 days after the abandonment or consummation of any of the foregoing proposals or transactions or 60 days after the date of the Board's determination referred to in the preceding sentence. In the event of such a suspension, the applicable registration period will be extended by the number of days of the suspension.

LOCK-UP AGREEMENTS

    Pursuant to the Common Stock Registration Rights Agreement, each Common Stock Holder has agreed, if required by the managing underwriter of any underwritten offering and except as required otherwise under applicable law, not to sell any equity securities of the Company during the 10 days preceding or 120 days following the effective date of an underwritten registration under the Common Stock Registration Rights Agreement. The Company has agreed not to (and to cause certain other holders of equity securities acquired after the Effective Date of the Plan of Reorganization to agree not to) effect any public offering and sale of Common Stock pursuant to an effective registration statement during such period of time.

CHANNEL ONE REGISTRATION RIGHTS AGREEMENT

    The Company has entered into a Registration Rights Agreement dated as of September 12, 1995 (the "Channel One Registration Rights Agreement") with Channel One pursuant to which the Company has agreed to include in the Initial Common Stock Shelf Registration all shares of Common Stock owned by Channel One. The Company has also agreed to include all shares of Common Stock owned by Channel One in each registration statement filed by the Company subsequent to the filing of the Initial Common Stock Shelf Registration which includes shares of Registrable Common Stock to the extent that the Company may do so without breaching any of its obligations under the Common Stock Registration Rights Agreement and otherwise on the terms and subject to the conditions of the Common Stock Registration Rights Agreement that are applicable to the holders of the shares of Registrable Common Stock included in such registration statement. The Channel One Registration Rights Agreement provides that certain provisions of the Common Stock Registration Rights Agreement are binding upon and applicable to the parties thereto, including those provisions described above relating to expenses, indemnification, postponements and suspensions.

ANTITAKEOVER LEGISLATION

    For information concerning the Delaware statute restricting business combinations between a Delaware corporation and "interested stockholders" of such corporation, see "Certain Risk Factors--Certain Corporate Governance Matters; Antitakeover Legislation."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following summary describes certain United States federal income tax and estate tax consequences of the ownership of Shares by Non-United States Holders (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income taxation and does not deal with foreign, state and local consequences that may be relevant to such Non-United States Holders in light of their personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

    As used herein, a "Non-United States Holder" of Shares means a holder who is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States fiduciary as described in section 7701(a)(30) of the Code.

PAYMENT OF DIVIDENDS

    If the Company pays dividends on its Shares, such dividends paid to a Non-United States Holder of Shares will be subject to withholding of United States federal income tax rate at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exception. Dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, attributable to a United States permanent establishment of the Non-United States Holder, are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized Treasury regulations (the "Final Regulations"), a Non-United States Holder of Shares who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1998 will be required to satisfy applicable certification and other requirements. A Non-United States Holder of Shares eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.


SALE OR EXCHANGE

    A Non-United States Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale, exchange or other disposition of Shares unless (i) the gain is effectively connected with the conduct of a trade or business of the Non-United States Holder in the United States and, where a tax treaty applies, attributable to a United States permanent establishment of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is an individual and holds the Shares as capital assets, such holder is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company does not believe it is a "U.S. real property holding corporation" (a "USRPHC") for United States federal income tax purposes and does not anticipate becoming a USRPHC.

    An individual Non-United States Holder described in clause (i) above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-United States Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses (notwithstanding the fact that the individual is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

    Common Stock held by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    The Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.


    Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a Non-United States Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-United States Holder will be subject to backup withholding unless applicable certification requirements are met.



    The payment of the proceeds of a sale, exchange or other disposition of Shares by or through the United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply if a foreign office of a broker pays the proceeds of the sale of Shares to the owner thereof. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.


    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

    PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

                            SELLING SECURITY HOLDERS


    The following table sets forth information with respect to the Shares offered hereby beneficially owned by each of the Selling Security Holders as of November 30, 1997. The Shares offered hereby may be offered in whole or in part from time to time by or on behalf of the Selling Security Holders named below.


                                                                                        NUMBER OF
                                                                                        SHARES OF
                                                                                          COMMON
                                                                                       STOCK OWNED
                                                                                           AND        PERCENTAGE OF
                                                                                        REGISTERED     OUTSTANDING
SELLING SECURITY HOLDER                                                                 HEREUNDER     COMMON STOCK*
-------------------------------------------------------------------------------------  ------------  ---------------
Lehman Brothers Holdings, Inc........................................................    7,869,525           14.7%
JWC Associates L.P...................................................................    5,862,448           10.9%
JWC Associates II, L.P...............................................................       38,846             **
KKR Partners II, L.P.................................................................      142,115             **
Channel One Associates, L.P..........................................................    4,361,800            8.1%
Robert W. Michael....................................................................        7,801             **
William N. Temple....................................................................        2,228             **
David L. Townsend....................................................................        1,783             **
James W. Walter......................................................................       42,355             **
Asbestos Settlement Trust (1)........................................................   10,941,326           20.4%
                                                                                       ------------           ---
Total................................................................................   29,270,227           54.5%
                                                                                       ------------           ---
                                                                                       ------------           ---

------------------------


* All percentages in the table are based on 53,695,115 shares of Common Stock being issued and outstanding. See "Security Ownership of Management and Principal Stockholders."


**  Owns less than 1% of outstanding Common Stock.

(1) The Asbestos Settlement Trust is the successor to The Celotex Corporation in its capacity as the Celotex Settlement Fund Recipient.

                              PLAN OF DISTRIBUTION

    The Company will receive no proceeds from this offering. The Shares may be sold from time to time to purchasers directly by any of the Selling Security Holders. Alternatively, any of the Selling Security Holders may from time to time offer the Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of Shares for whom they may act as agent. The Selling Security Holders and any underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

    At the time a particular offer of Shares is made, to the extent required, a Prospectus Supplement will be provided by the Company and distributed by the relevant Selling Security Holder which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

    The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Security Holders or by agreement between the Selling Security Holders and underwriters or dealers. To the extent not prohibited by applicable securities laws, Selling Security Holders may sell the Shares other than pursuant to the Registration Statement of which this Prospectus forms a part.


    The Common Stock is listed on the NYSE under the symbol "WLT".


    Under applicable rules and regulations under the Exchange Act any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such Shares for a period of one business day prior to the commencement of such distribution and ending upon the completion of such distribution. In addition to and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases of any of the Shares by the Selling Security Holders. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity engaged in a distribution of the Shares to engage in market-making activities with respect to the Shares.

    Under guidelines adopted by the National Association of Securities Dealers, Inc. (the "NASD"), the maximum commission that any NASD member firm can receive in connection with a distribution of the Shares, without further clearance from the NASD, is 8%.

    Pursuant to the Common Stock Registration Rights Agreement, the Company is obligated to pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions and discounts of underwriters, dealers or agents, and the Selling Security Holders, and any underwriter they may utilize, and their respective controlling persons are entitled to be indemnified by the Company against certain liabilities, including liabilities under the Securities Act. See "Description of Capital Stock--Common Stock Registration Rights Agreements."

                                 LEGAL MATTERS

    The validity of the Shares offered hereby has been passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.


                                    EXPERTS



    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Walter Industries, Inc. for the year ended May 31, 1997, as amended by Amendment No. 1 thereto on Form 10-K/A, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



    The financial statements incorporated in this Prospectus by reference to the audited historical financial statements included in the Company's Current Report on Form 8-K/A, filed with the Commission on December 29, 1997, have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT, AND INFORMATION OR AND REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALES MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                            ------------------------

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.................           2
ADDITIONAL INFORMATION................           2
PRIVATE SECURITIES LITIGATION REFORM
  ACT SAFE HARBOR STATEMENT...........           2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................           3
THE COMPANY...........................           4
CERTAIN RISK FACTORS..................           8
DESCRIPTION OF CERTAIN INDEBTEDNESS...          15
DESCRIPTION OF CAPITAL STOCK..........          16
CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES........................          22
SELLING SECURITY HOLDERS..............          24
PLAN OF DISTRIBUTION..................          25
LEGAL MATTERS.........................          26
EXPERTS...............................          26

                               29,270,227 SHARES

                            WALTER INDUSTRIES, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                               DECEMBER   , 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration fee...............................................................  $139,072.62
Blue Sky fees and expenses.....................................................    1,500.00
Printing and engraving expenses................................................   95,000.00
Legal fees and expenses........................................................  360,000.00
Accounting fees and expenses...................................................   80,000.00
Miscellaneous..................................................................    2,000.00
                                                                                 ----------
    Total......................................................................  $677,572.62
                                                                                 ----------
                                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    Article IV of the By-laws of the Company provides for indemnification of its officers and directors to the fullest extent permitted by Section 145 of the DGCL.

    Section 102(b)(7) of the DGCL provides that a Delaware corporation may eliminate or limit the personal liability of a director to a Delaware corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL relating to the unlawful payment of a dividend or an unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

    Article 6 of the Restated Certificate of Incorporation of the Company provides for the elimination of personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except as otherwise provided by the DGCL.

    The Company has entered into a Directors and Officers Indemnification Agreement which provides that directors and officers shall be indemnified to the fullest extent permitted by applicable law and obligates the Company to indemnify the directors and officers of the Company (a) if any director or officer is or may become a party to any proceeding against all expenses reasonably incurred by such director or officer in connection with the defense or settlement of such proceeding, but only if such director or officer acted in good faith and in a manner which such director or officer reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal action or proceeding, only if such director or officer had no reasonable cause to believe that his or her conduct was unlawful, (b) if a director or officer is or may become a party to any proceeding by or in the name of the Company to procure a judgement in its favor against all expenses reasonably incurred by such director or officer in connection with the defense or settlement of such proceeding, but only if such director or officer acted in good faith and in a manner which such director or officer reasonably believed to be in or not opposed to the best interests of the Company, except no indemnification for expenses need be made in respect of any claim in which such director or officer shall have been adjudged liable to the Company unless a court in which the proceeding is brought determines otherwise and (c) if a director or officer has been successful on the merits or otherwise in defense of any proceeding or claim.

    The Common Stock Registration Rights Agreement and the Channel One Registration Rights Agreement each requires the Company, on the one hand, and the Holders referred to therein, on the other hand, under certain circumstances, to indemnify each other and, in the case of the Company's indemnification obligations, each other person who participates as an underwriter in an offering thereunder and each other person who controls such parties and/or underwriters and their respective directors, officers, partners, agents and affiliates against certain liabilities, including liabilities under the Securities Act, incurred in connection with each registration of securities pursuant to such registration rights agreement.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described hereunder or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person, in connection with the Shares being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


  EXHIBIT NUMBER                                                       DESCRIPTION
-------------------             -----------------------------------------------------------------------------------------

             2(a)(i)        --  Amended Joint Plan of Reorganization of Walter Industries, Inc. and certain of its subsidiaries, dated as of December 9, 1994 (1)

             2(a)(ii)        -- Modification to the Amended Joint Plan of Reorganization of Walter Industries, Inc. and
                                certain of its subsidiaries, as filed in the Bankruptcy Court on March 1, 1995 (2)

             2(a)(i  )**        -- Findings of Fact, Conclusions of Law and Order Confirming Amended Joint Plan of
                                Reorganization of Walter Industries, Inc. and certain of its subsidiaries, as modified

             3(a)**         --  Restated Certificate of Incorporation of the Company

             3(b)**         --  By-Laws of the Company

             4(a)(i)**        -- Restated Certificate of Incorporation of the Company (see Exhibit 3(a))

             4(a)(i )**        -- By-Laws of the Company (see Exhibit 3(b))

             4(b)**         --  Specimen Stock Certificate

             5**            --  Opinion of Simpson Thacher & Bartlett regarding legality of the securities being registered

            23(a)           --  Consent of Price Waterhouse LLP

            23(b)           --  Consent of Arthur Andersen LLP

            23(c)**         --  Consent of Simpson Thacher & Bartlett (included in their opinion filed as Exhibit 5 hereto)

          24**              --  Powers of Attorney

          27**              --  Financial Data Schedule


------------------------

**  Previously filed

(1) This Exhibit is incorporated by reference to the Application for Qualification of Indenture on Form T-3 filed by the Company with the Commission on February 6, 1995.

(2) This Exhibit is incorporated by reference to Amendment No. 2 to the Application for Qualification of Indenture on Form T-3 filed by the Company with the Commission on March 7, 1995.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement Amendment to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Tampa, State of Florida on the 29th day of December, 1997.


                                WALTER INDUSTRIES, INC.

                                BY              /S/ DEAN M. FJELSTUL
                                     -----------------------------------------
                                                  Dean M. Fjelstul
                                             SENIOR VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement Amendment has been signed by the following persons in the capacities indicated on December 29, 1997.


          SIGNATURE                        TITLE
------------------------------  ---------------------------
              *
------------------------------
       James W. Walter          Chairman Emeritus and
                                  Director
              *
------------------------------
       Kenneth E. Hyatt         Chairman of the Board,
                                  President,
                                  Chief Executive Officer
                                  and Director
                                  (Principal Executive
                                  Officer)
              *
------------------------------
       Dean M. Fjelstul         Senior Vice President and
                                  Chief Financial Officer
                                  (Principal Financial
                                  Officer)
      /s/ FRANK A. HULT
------------------------------
        Frank A. Hult           Vice President, Controller
                                  and
                                  Chief Accounting Officer
                                  (Principal Accounting
                                  Officer)
              *
------------------------------
     Howard L. Clark, Jr.       Director
              *
------------------------------
       James B. Farley          Director
              *
------------------------------
        Eliot M. Fried          Director
              *
------------------------------
         Perry Golkin           Director
              *
------------------------------
       James L. Johnson         Director
              *
------------------------------
      Michael T. Tokarz         Director

*By:      /s/ FRANK A. HULT
      -------------------------
            Frank A. Hult
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NUMBER   DESCRIPTION
---------------  ---------

  2(a)(i)               --  Amended Joint Plan of Reorganization of Walter Industries, Inc. and certain of its subsidiaries, dated as of December 9, 1994 (1)

  2(a)(ii)              --  Modification to the Amended Joint Plan of Reorganization of Walter Industries, Inc. and
                            certain of its subsidiaries, as filed in the Bankruptcy Court on March 1, 1995 (2)

  2(a)(iii)**           --  Findings of Fact, Conclusions of Law and Order Confirming Amended Joint Plan of
                            Reorganization of Walter Industries, Inc. and certain of its subsidiaries, as modified

  3(a)**                --  Restated Certificate of Incorporation of the Company

  3(b)**                --  By-Laws of the Company

  4(a)(i)**             --  Restated Certificate of Incorporation of the Company (see Exhibit 3(a))

  4(a)(ii)**            --  By-Laws of the Company (see Exhibit 3(b))

  4(b)**                --  Specimen Stock Certificate

  5**                   --  Opinion of Simpson Thacher & Bartlett regarding legality of the securities being registered

 23(a)                  --  Consent of Price Waterhouse LLP

 23(b)                  --  Consent of Arthur Andersen LLP

 23(c)**                --  Consent of Simpson Thacher & Bartlett (included in their opinion filed as Exhibit 5 hereto)

 24**                   --  Powers of Attorney

 27**                   --  Financial Data Schedule


------------------------

**  Previously filed

(1) This Exhibit is incorporated by reference to the Application for Qualification of Indenture on Form T-3 filed by the Company with the Commission on February 6, 1995.

(2) This Exhibit is incorporated by reference to Amendment No. 2 to the Application for Qualification of Indenture on Form T-3 filed by the Company with the Commission on March 7, 1995.